Exhibit (a)(5)

BECKMAN COULTER ANNOUNCES COMMENCEMENT OF THE REQUIRED OFFER TO

REPURCHASE ITS 2.50% SENIOR CONVERTIBLE NOTES DUE 2036

July 11, 2011

Beckman Coulter, Inc. (the “Company”), an indirect wholly owned subsidiary of Danaher Corporation, announced today that it has commenced an offer to repurchase for cash (the “Offer”) all of its outstanding 2.50% Senior Convertible Notes due 2036 (the “Notes”) as required by the terms of the Second Supplemental Indenture (as defined below) governing the Notes. The terms and conditions of the Offer are set forth in the Notice and Offer to Repurchase, dated July 11, 2011 (the “Offer to Repurchase”), to be distributed to holders of the Notes and filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Tender Offer Statement on Schedule TO on July 11, 2011.

The Notes were issued pursuant to a Senior Indenture, dated as of April 25, 2001, between the Company and Wells Fargo Bank, as successor Trustee (the “Trustee”), and a Second Supplemental Indenture, dated as of December 15, 2006 (the “Second Supplemental Indenture”), between the Company and the Trustee.

Pursuant to the Second Supplemental Indenture, (i) a “Fundamental Change” and “Designated Event,” in each case, as defined in the Second Supplemental Indenture, occurred on June 24, 2011, when Djanet Acquisition Corp. (the “Purchaser”), an indirect wholly owned subsidiary of Danaher, accepted for payment the shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company tendered by the holders thereof in Purchaser’s tender offer for the shares of Common Stock as of 5:00 p.m., New York City time, on June 24, 2011 and (ii) a “Designated Event” occurred on July 10, 2011 when the removal of the Common Stock from listing on the New York Stock Exchange became effective. The Offer is being made pursuant to the requirements of the Second Supplemental Indenture as a result of the occurrence of such Designated Events.

The Offer will expire at midnight, New York City time, at the end of August 8, 2011, unless extended (the “Designated Event Repurchase Date”). The Company is offering to repurchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to, but excluding, the Designated Event Repurchase Date. Payments of the purchase price for the Notes validly tendered and not withdrawn on or prior to the Designated Event Repurchase Date and accepted for repurchase will be made on the business day following the Designated Event Repurchase Date. There are no conditions to the Offer except (i) the timely and proper delivery and tender of Notes in accordance with the terms of the Offer and (ii) the Offer complying with applicable law.

The right of holders of the Notes to require the Company to repurchase their Notes in the Offer is separate from the right of such holders to convert their Notes pursuant to the terms of the Second Supplemental Indenture. Holders who elect to convert their Notes prior to the Designated Event Repurchase Date will receive $1,200.7467 in cash for every $1,000 principal amount of the Notes converted. THEREFORE, HOLDERS WHO ELECT TO HAVE THEIR NOTES REPURCHASED IN THE OFFER WILL RECEIVE LESS CASH THAN HOLDERS WHO ELECT TO CONVERT THEIR NOTES.

Wells Fargo Bank, National Association is the Depositary for the Offer. Holders with questions regarding the Offer may contact Wells Fargo Bank, National Association at (800) 344-5128.

None of the Company, Danaher, their respective Boards of Directors or the Depositary is making any recommendations to holders of the Notes as to whether to tender or refrain from tendering their Notes in the Offer. Holders of the Notes must decide how many Notes they will tender, if any.

This announcement does not constitute an offer to repurchase nor a solicitation of offer to sell the Notes in the Offer described above. The complete terms and conditions of the Offer are will be forth in the Offer to Repurchase that will be filed with the SEC. Holders are urged to read the Offer to Repurchase carefully because it contains important information regarding the Offer. Holders may obtain copies of the Offer to Repurchase free of charge at the SEC’s website (www.sec.gov) or the Depositary at the number listed above. In addition, free copies of the Offer to Repurchase will be made available by the Company by mail to c/o: Beckman Coulter, Inc., 250 S. Kraemer Blvd., CA 92821, Attention: Corporate Secretary.